MASTER SERVICES AGREEMENT

1	PARTIES AND RECITALS

This Master Services Agreement (“Agreement”), dated as of January 2, 2015, is between and among THE LINCOLN NATIONAL LIFE INSURANCE COMPANY, an Indiana corporation, with an office at Radnor Financial Center, 150 N. Radnor -Chester Rd., Radnor, PA 19087 (“LNL”); LINCOLN FINANCIAL DISTRIBUTORS, INC, a Connecticut corporation with an office located at Metro Center, 350 Church Street, Hartford, CT 06103 (“LFD”); LINCOLN INVESTMENT ADVISORS CORPORATION, a Tennessee corporation, with an office at Radnor Financial Center, 150 N. Radnor-Chester Rd., Radnor, PA 19087 (“LIAC” and together with LFD and LNL, “Lincoln”); and STATE STREET GLOBAL ADVISORS, a division of State Street Bank and Trust Company, a Massachusetts corporation, with an office located at State Street Financial Center, One Lincoln Street, Boston, MA 02111 (“Consultant”).

2	TERMS AND DUTIES
2.1

Consultant shall perform the services as more fully described in the statements of work being entered into concurrently herewith and any subsequent statements of work issued hereunder (each, an “SOW”). Each subsequent statement of work entered into by the Consultant, on the one hand, and any of LNL, LFD, LIAC or any of their affiliates, on the other, shall be deemed to be entered into hereunder unless such statement of work explicitly recites that it is entered into pursuant to another master agreement. If there is a conflict between the terms of this Agreement and the terms of any SOW, the terms of the SOW control and take precedence.

2.2

Consultant shall render all services (i) professionally and competently following professional standards and practices used in well-managed operations performing similar services, (ii) in accordance with all applicable laws and regulations, and (iii) using only properly trained and qualified personnel who have never been convicted of a felony (under federal or state law) involving dishonesty or breach of trust, do not appear on the Office of Foreign Assets Control of the U.S. Department of the Treasury “Specially Designated Nationals List” and do not have a home country of Iran, Iraq, Cuba, North Korea, Rwanda, Syria, or any other country set forth in 15 CFR Part 746 Embargoes and Other Special Controls. Consultant agrees not to act in a discriminatory manner or harass or otherwise unduly interfere with any of Lincoln’s employees, agents, customers, or other contractors. Consultant agrees to inform Lincoln of Consultant’s taxpayer identification number upon execution of this Agreement.

2.3

Lincoln retains Consultant only for the purposes and to the extent set forth in this Agreement and any SOW, and Consultant’s relation to Lincoln during the period or periods of service hereunder shall be that of an independent contractor. Consultant shall not be considered as having any employee status or as being entitled to participate in any plans, arrangements, or distributions by Lincoln pertaining to or in connection to any pension, stock, bonus, profit-sharing or similar benefits for Lincoln’s employees. Consultant shall refrain from taking any position in Lincoln National Corporation securities (ticker LNC) based upon information that becomes known to Consultant or is received by Consultant by virtue of its performance of the services required hereunder.

2.4

This Agreement shall continue in effect until terminated hereunder. Consultant and Lincoln may each terminate this Agreement upon written notice to the other at any time at which all SOWs have been completed or otherwise terminated or in the case of fraud of the other party. Lincoln may terminate any SOW issued hereunder for any reason upon sixty (60) days prior written notice, or as set forth in such SOW, in which case (i) Lincoln shall remain obligated to compensate Consultant for conforming services rendered up to the date of termination, and (ii) Lincoln shall be entitled to a refund of any unused prepaid fees as of the date of termination. The provisions in this Agreement or any SOW concerning protection of Confidential Information, representations and warranties, indemnification, and any limitations of liability shall survive termination of this Agreement or such SOW, respectively, and this Section 2.4 and Sections 14 through 19 of this Agreement shall survive termination of this Agreement.

3	COMPENSATION

Lincoln agrees to compensate Consultant at the rate specified in the applicable SOW. Lincoln shall have no obligation to pay for services except as specified in a signed SOW.

4	DELIVERABLE ACCEPTANCE

Each work product that is delivered by Consultant to Lincoln in the course of performing the services pursuant to this Agreement (collectively, the “Deliverables”) shall be subject to acceptance by Lincoln to ensure that it meets the specifications of this Agreement and the applicable SOW. Any Deliverable that should include documentation will include that documentation and said documentation will accurately reflect the operation of said Deliverable. If the SOW fails to set forth acceptance criteria for a Deliverable, acceptability of such Deliverable shall be based solely on Lincoln’s approval of such Deliverable, which approval shall not be unreasonably withheld. If any Deliverable does not meet the applicable specifications, Lincoln shall notify

Consultant of its reasons in reasonable detail, and Consultant will, at no additional cost, promptly correct such Deliverable so that it conforms to the applicable specifications.

5	CONFIDENTIALITY AND INTELLECTUAL PROPERTY OWNERSHIP
5.1

In connection with the negotiation of this Agreement, the work to be performed by Consultant and any discussions regarding possible additional work, Consultant and its Representatives (as defined below) may have been or may be furnished nonpublic information (irrespective of (i) whether provided orally, in writing or in any electronic or other medium; (ii) whether such information is furnished or made available before, on or after the date hereof; and (iii) whether such information is identified as “confidential” when furnished) from or on behalf of Lincoln (such information, together with any notes, analyses, reports, compilations, studies, interpretations, adaptions, improvements and documents prepared by or on behalf of Consultant which contain, reflect or are based upon, in whole or in part, such information is referred to herein as “Confidential Information”). Notwithstanding the foregoing, Confidential Information shall not include any information if and to the extent that Consultant can establish the following: (a) the information was already in Consultant’s possession at the time of its disclosure, provided the source of the information was not known by Consultant to be bound by a confidentiality agreement with or other contractual, legal or fiduciary obligations of confidentiality to Lincoln with respect to such information; (b) the information is or hereafter becomes publicly known through no wrongful act or omission of Consultant; (c) the information is received by Consultant without restriction from a third party who disclosed the information without violating any restriction on confidentiality or disclosure of which Consultant was aware; or (d) the information is or was independently developed by Consultant without reference to the Confidential Information and without violation of this Section 5.1. The Confidential Information will be used solely for the purpose of providing those goods and services to be rendered pursuant to this Agreement, any SOW, and/or any other agreement entered into by Consultant, on the one hand, and any of LNL, LFD, LIAC or any of their affiliates, on the other, in connection with this Agreement (such other agreements are each referred to herein as a “Related Agreement” and collectively as the “Related Agreements”). Consultant will use commercially reasonable efforts to maintain the confidentiality of the Confidential Information, including, without limitation, the following: (i) maintaining the Confidential Information in confidence; (ii) treating the Confidential Information in the same manner as Consultant treats its own confidential information of a similar type, but in no case with less than reasonable care to prevent unauthorized use or disclosure of or access to the Confidential Information; (iii) disclosing or providing access to the Confidential Information or portions thereof only to those of Consultant’s employees, agents, and independent service providers (the persons to whom such disclosure is permissible being collectively called “Representatives”) having a need to know such information, and requiring that such Representatives of Consultant agree to maintain the confidentiality of such Confidential Information; and (iv) giving notice to Lincoln immediately upon discovery of any unauthorized use or disclosure of the Confidential Information, and assisting Lincoln in remedying any such unauthorized use or disclosure of Confidential Information. Any action taken by Consultant’s Representatives shall constitute action of Consultant for purposes of this Section 5.1.

Lincoln retains its entire right, title and interest, including all Intellectual Property Rights (as defined below), in and to all Confidential Information. Any disclosure of such Confidential Information shall not be construed as an assignment, grant, option, license or other transfer of any such right, title and interest whatsoever to Consultant or any of its Representatives.

5.2

Confidential Information may be disclosed if the information is divulged by Consultant pursuant to statute, regulation, request by regulatory authorities or the order of a court of competent jurisdiction, provided that, to the extent permitted by applicable law, regulation or regulatory requirement, Consultant provides prompt notice to Lincoln so as to allow Lincoln an opportunity to take reasonable protective measures. All Confidential Information divulged as required by law shall nevertheless continue to be deemed Confidential Information.

5.3

Consultant shall maintain an appropriate information security program with appropriate written policies, standards, and procedures and will maintain adequate administrative, technical and physical safeguards to prevent the unauthorized disclosure, misuse, alteration or destruction of Confidential Information, and shall inform Lincoln as soon as possible of any security breach or other incident involving possible unauthorized disclosure of or access to Confidential Information.

5.4

At the termination of the Agreement or if Lincoln so requests in writing, Consultant shall, in Lincoln’s discretion, either promptly (i) return to Lincoln all Confidential Information disclosed to Consultant and all copies thereof; or (ii) destroy all Confidential Information in Consultant’s possession or in the possession of Consultant’s Representatives and provide written certification of that all such Confidential Information and copies thereof have been destroyed. Notwithstanding the foregoing, Consultant may retain copies of Confidential Information solely to the extent required to do so by applicable law or internal record keeping policies. Any such retained copies shall continue to be subject to the terms of this Agreement for so long as such Confidential Information is retained.

5.5

All intellectual property rights, including copyrights, patents, patent disclosures and inventions (whether patentable or not), trademarks service marks, trade secrets, know-how and other confidential information, trade dress, trade names, logos, corporate names and domain names, together with all of the goodwill associated therewith, derivative works and all other rights

(collectively, “Intellectual Property Rights”) in and to all documents, work product and other materials that are created by the collaboration between Consultant and Lincoln pursuant to this Agreement, any SOW, or any Related Agreement (such documents, work product and other materials are collectively referred to herein as the “Collaborative Materials”) shall be owned exclusively by Lincoln. Lincoln hereby grants Consultant a perpetual, worldwide, fully paid-up license to use, copy, maintain, modify, enhance and create derivative works of any Collaborative Materials strictly for the purpose of providing services to Lincoln under this Agreement and any SOW and any Related Agreement.

5.6

Consultant shall remain the sole and exclusive owner of all right, title and interest, including all Intellectual Property Rights, in and to all documents, data, know-how, methodologies, software, work product, and other materials, including computer programs, reports and specifications, provided by or used by Consultant in connection with performing the services under this Agreement, any SOW, or any Related Agreement, in each case (i) created or acquired by Consultant prior to the commencement of this Agreement; (ii) created or acquired by Consultant without the use of any Lincoln Confidential Information and independently of this Agreement, any SOW, and any Related Agreement; or (iii) created unilaterally by Consultant without the use of any Lincoln Confidential Information for the purposes of this Agreement, any SOW, or any Related Agreement (collectively, the “Pre-Existing, Independent or Unilateral Materials”). Consultant hereby grants Lincoln (and, for the sole purpose of providing services to Lincoln connected to or related to the provision of services under this Agreement, any SOW, and any Related Agreement, Lincoln’s third party service providers) a perpetual, worldwide, fully paid-up license to use, copy, maintain, modify, enhance and create derivative works of any Pre-Existing, Independent or Unilateral Materials to the extent incorporated in, combined with or otherwise necessary for the use of the Deliverables, strictly for the purpose of receiving or using the Deliverables under this Agreement, any SOW, and any Related Agreement. For the removal of doubt, Pre-Existing, Independent or Unilateral Materials shall include market regime indicator models and other software or processes, separately identifiable and executable separately from Collaborative Materials, whose outputs may be used as inputs for Collaborative Materials; and Consultant’s license to Lincoln to use such outputs in Collaborative Materials shall expire upon termination of this Agreement.

5.7

Consultant agrees that Lincoln shall be entitled to seek equitable relief, including injunction and specific performance, in the event of any breach of the provisions of this Section 5, in addition to all other remedies available to Lincoln at law or in equity.

6	REPRESENTATIONS AND WARRANTIES
6.1

Consultant hereby represents and warrants to Lincoln that all products and work created by Consultant for Lincoln shall be original works or works created with information that Consultant has the unfettered legal right to use and incorporate into Lincoln’s product, and that the products and work created by Consultant for Lincoln will not violate the rights of any other person or entity. In the event of a breach of the warranty set forth in this Section 6, Consultant shall either (i) to the extent commercially practicable and available at a commercially reasonable expense, procure for Lincoln the applicable usage rights and permit Lincoln to continue to use the work product, (ii) if the preceding is commercially impracticable and/or not available at a commercially reasonable expense, replace or modify such work product or portion thereof to produce a non-infringing work having the same or additional functionality, or (iii) if the options described in (i) and (ii) are impossible, commercially impractical, and/or not available at a commercially reasonable expense, Consultant shall promptly refund the fees paid by Lincoln for the infringing work product upon Lincoln’s return of such work product to Consultant.

6.2

Consultant hereby represents and warrants that, should any Deliverable consist of software or software code, it shall not at the time of delivery contain any computer code (i) designed to impede the operation of the Deliverable or any associated software, computer system or network (including viruses or worms), (ii) that would in any way impair any software, computer system or network based on the elapsing of a period of time or exceeding an authorized number of copies (including time bombs, time locks, or drop dead devices) or (iii) that would permit Consultant or another person to access Lincoln to cause such impairment (including traps, access codes or trap door devices).

7	ASSIGNMENTS

No party hereto shall assign this Agreement or any SOW without the prior written consent of the other parties.

8	SUBCONTRACTING

None of the duties or responsibilities to be performed by Consultant under this Agreement or any SOW shall be performed by any subcontractor of Consultant without prior written consent of Lincoln. In the event Lincoln provides its written consent to the use of a subcontractor, such subcontractor will comply with the terms hereof, and Consultant shall be deemed in breach of this Agreement and liable for any action taken by its subcontractor which, if taken by Consultant, would have constituted a breach of this Agreement. For the avoidance of doubt, this section shall not prohibit Consultant from utilizing the services of contract employees to perform certain of the duties and/or responsibilities to be performed by Consultant under this Agreement and/or any SOW.

9	INDEMNIFICATION AND LIMITATION OF LIABILITY
9.1

Except as set forth in Section 9.2, Consultant and Lincoln (each an “Indemnifier”) each agree to indemnify, defend, and hold harmless the other party and its directors, officers, and employees (“Indemnified Parties”) from and against any action, claim, demand, loss, liability or expense (including, without limitation, attorneys’ and witness’ fees and expenses) to the extent arising out of Indemnifier’s breach of any material provision of this Agreement, any SOW or any Related Agreement, willful misfeasance, bad faith, negligence, or reckless disregard of its duties hereunder or under any SOW or any Related Agreement.

9.2

No party shall be liable to another party for any indirect, special, incidental, consequential or punitive damages, any indirect, incidental or consequential losses or expenses, or any lost profits, arising out of good faith provision of the services under this Agreement, any SOW, or any Related Agreement, except in the case of such party’s breach of Sections 2.2(iii) or 5.1 or to the extent such damages have been awarded to a third party.

10	INSURANCE

Consultant shall maintain in effect the following types of insurance at the following minimum amounts: (a) commercial general liability insurance including endorsements for personal injury and products and completed operations coverage with limits of not less than $1,000,000 per occurrence and $2,000,000 general aggregate. Such policy shall name Lincoln as an additional insured and shall be written as primary coverage and not contributing with or in excess of any coverage that Lincoln may carry; (b) except to the extent Consultant is and remains exempt from statutory workers’ compensation requirements (and has notified Lincoln in writing of such exemption), workers’ compensation insurance in amounts required by law and employer’s liability insurance in an amount not less than $500,000/$500,000/$500,000; (c) commercial automobile liability insurance covering Consultant’s owned, non-owned, and hired automobiles with a combined limit of not less than $1,000,000 per occurrence for bodily injury and property damage; (d) a policy of professional liability (errors and omissions) insurance with a limit not less than $5,000,000 in the aggregate; and (e) in the event any SOW contemplates Consultant having access to Lincoln’s information technology systems or employee or customer non-public personal information, fidelity bond and cyber insurance, each with limits not less than $5,000,000. Consultant shall provide Lincoln a Memorandum of Insurance evidencing these coverages. All of Consultant’s insurance carriers must have an A.M. Best rating of “A-” or higher, financial size category VII or higher. Lincoln will not reimburse Consultant for any cost of obtaining or carrying insurance.

11	WAIVER

No failure or delay by a party in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

12	REIMBURSEMENT OF EXPENSES

Except as may be expressly provided in an SOW, expenses that Consultant expects to incur in performing the services are included in Consultant’s fees set forth in an SOW. Accordingly, such Consultant expenses are not separately reimbursable by Lincoln.

13	NO FIDUCIARY DUTY

Nothing in this Agreement, any SOW, any Related Agreement or any side letter entered into by the Consultant, on the one hand, and any of LNL, LFD, LIAC or any of their affiliates, on the other, in connection with this Agreement (collectively, “Side Letters”) shall impose upon Consultant a fiduciary duty to Lincoln or Lincoln’s clients.

14	LAWS TO GOVERN

This Agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware without regard to principles of conflict or choice of law.

15	DISPUTES
15.1

In the event of any dispute arising out of or relating to this Agreement, the parties shall first make a good faith attempt to resolve the dispute by negotiation in order to settle the dispute by mutual agreement. If the parties cannot reach mutual agreement through good faith negotiations, the dispute shall be submitted to a neutral mediator selected by agreement of the parties to resolve the dispute through mediation conducted according to the then applicable Commercial Mediation Rules of the American Arbitration Association. If the parties cannot reach mutual agreement through mediation, then the parties agree that the dispute will be resolved by final and binding arbitration under the Commercial Arbitration Rules of the American Arbitration Association. The arbitration shall take place before a panel of three arbitrators. Within thirty (30) days of the commencement of the arbitration, Consultant and Lincoln shall each designate in writing a single neutral and independent arbitrator. The two arbitrators designated by the parties shall then select a third arbitrator. The arbitrators shall have a background in derivatives, asset-liability management, or law.

15.2

The arbitrators shall have the authority to permit limited discovery, including depositions, prior to the arbitration hearing, and such discovery shall be conducted consistent with the Federal Rules of Civil Procedure. The arbitrators shall have no power or authority to award punitive or exemplary damages. The arbitrators may, in their discretion, award the cost of the arbitration, including reasonable attorney fees, to the prevailing party. Any award made may be confirmed in any court having jurisdiction. Any arbitration shall be confidential, and except as required by law, no party may disclose the content or results of any arbitration hereunder without the prior written consent of the other parties, except that disclosure is permitted to a party’s auditors and legal advisors.

16	WAIVER OF JURY TRIAL

CONSULTANT AND LINCOLN IRREVOCABLY WAIVE THEIR RESPECTIVE RIGHTS TO TRIAL BY JURY OF ANY CAUSE OF ACTION, CLAIM, COUNTERCLAIM OR CROSS-COMPLAINT IN ANY ACTION OR OTHER PROCEEDING BROUGHT BY THE OTHER WITH RESPECT TO ANY MATTER ARISING OUT OF, OR IN ANY WAY CONNECTED WITH OR RELATED TO THIS AGREEMENT.

17	MISCELLANEOUS

The Section headings used herein are inserted for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement. All personal pronouns used in this Agreement shall include the other genders, whether used in the masculine, feminine or neuter gender, and the singular shall include the plural, and vice versa, whenever and as often as may be appropriate. The term “person” as used in this Agreement will be interpreted broadly to include, without limitation, any corporation, company, partnership, individual or any other legal entity. Any question of doubtful interpretation shall not be resolved by any rule providing for interpretation against the party who causes the uncertainty to exist or against the drafter of this Agreement. If any provision of this Agreement is invalid, illegal or unenforceable under applicable statute or rule of law it is to that extent to be deemed omitted and the remaining provisions shall not be affected in any way.

18	NOTICES

All notices, requests, demands and other communications under this Agreement and any SOW shall be in writing and shall be deemed to have been duly given (a) on the date of service if served personally on the party to whom notice is to be given, or (b) on the Business Day after delivery to an overnight courier (such as Federal Express) or an overnight mail service (such as the Express Mail service) maintained by the United States Postal Service, addressed to the party as follows:

In the case of Lincoln: Lincoln Financial Group Attn: Daniel R. Hayes President, Lincoln Investment Advisors Corporation 150 N. Radnor-Chester Road Radnor, PA 19087	With a copy to: Lincoln Financial Group Legal Department Attn: Chief Counsel - Funds Management 150 N Radnor Chester Road Radnor, PA 19087

In the case of Consultant State Street Global Advisors Attn: Stephen W. Coyle Managing Director, Head of U.S. Sub-Advisory State Street Financial Center One Lincoln Street Boston, MA 02111	With a copy to: State Street Global Advisors Legal Department Attn: General Counsel State Street Financial Center One Lincoln Street Boston, MA 02111

or in such other manner as the receiving party may direct in writing.

19	ENTIRE AGREEMENT; EXECUTION; AMENDMENT

This Agreement, together with the SOWs and any Related Agreements and Side Letters, supersedes all previous oral and written agreements between Consultant and Lincoln and contains the entire understanding of the agreement between the parties with respect to the subject matter hereof. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and together shall constitute one and the same instrument. Any and all counterparts may be delivered by facsimile or e-mail. No amendment to this Agreement shall be effective unless evidenced in writing and signed in ink by all parties.

SIGNATURE PAGE TO FOLLOW

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

STATE STREET GLOBAL ADVISORS, a division of State Street Bank and Trust Company

By: /s/ Stephen W. Coyle

Name: Stephen W. Coyle

Title: Managing Director

LINCOLN INVESTMENT ADVISORS CORPORATION

By: /s/ Daniel R. Hayes

Name: Daniel R. Hayes

Title: President

LINCOLN FINANCIAL DISTRIBUTORS, INC.

By: /s/ Thomas O’Neill

Name: Thomas O’Neill

Title: Senior Vice President and Chief Operating Officer

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

By: /s/ Daniel R. Hayes

Name: Daniel R. Hayes

Title: Vice President